CONSENT OF AUTHOR

To:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Lawrence D. Henchel, prepared or supervised the preparation of each portion of the technical report titled “Technical Report – Carbon Creek Coal Property, British Columbia, Canada” (the “Technical Report”) dated June 3, 2011 prepared for Cardero Resource Corporation.

I, Lawrence D. Henchel, PG, hereby:

a)	confirm that I am the author of the report prepared for Cardero Resource Corporation, titled “Technical Report – Carbon Creek Coal Property, British Columbia, Canada” dated June 3, 2011;

b)

consent to the public filing of the Technical Report titled “Technical Report – Carbon Creek Coal Property, British Columbia, Canada” dated June 3, 2011 and to extracts from or a summary of the Technical Report as included in the News Release of Cardero Resource Corporation dated June 8, 2011; and

c)	confirm that I have read the News Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure in the News Release.

This letter is provided to the persons to which it is addressed pursuant to the requirements of applicable securities legislation and not for any other purpose.

Dated this 9th day of June, 2011

“ORIGINAL SIGNED AND SEALED BY”
Signature of Qualified Person

Lawrence D. Henchel, PG
Print Name of Qualified Person

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